Jeremy Senderowicz, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019

 Re: Alternative Investment Partners Absolute Return Fund STS ("Feeder Fund")
     File Numbers 811-21831 & 333-140822

     Alternative Investment Partners Absolute Return Fund ("Master Fund")
     File Numbers 811-21767 & 333-140821
     (Each a "Fund," collectively, the "Funds")

Dear Mr. Senderowicz:

        On February 21, 2007, the Funds filed registration statements on Form N-2 under the Securities Act of 1933 ("Securities Act"). The filings are similar in many respects and each filing was made for the purpose of registering additional shares of beneficial interest and updating certain financial and other factual information. Accordingly, this letter addresses the disclosure in both filings. Your letters of even date accompanied the filings. We are also reviewing each Fund's financial statements and may have comments regarding that information.

        Our comments regarding the filings are set forth below.

General

1.   Please state in your response letter whether the NASD will or has reviewed the proposed terms and arrangements of the transaction involved in the registration statements. In this connection indicate whether the NASD has reviewed the payments by the adviser to financial intermediaries in connection with the sale of shares of the Funds as discussed under the caption "Adviser Payments." Indicate also whether the NASD aggregated such payments with the distribution fee for purposes of determining compliance with NASD guidelines on compensation limits.

2.   According to our records, the Funds have not made the required fidelity bond filings. If true, the Funds should do the following: i) demonstrate that they had all of the requisite bond coverage, Fund Board approvals, et cetera in place for all of the year(s) they might have failed to file; ii) make all of the requisite filings with all of the required documents; iii) provide us with a detailed explanation of how the failure occurred and what has been done to insure that this does not recur; iv) after counsel talks with the Chief Compliance Officer, provide an explanation of how this was not picked up in the Chief Compliance Officer's reviews; and v) provide confirmation that this was fully discussed with the Funds' boards.

3.   We thought it worthwhile to point out that, although the cover of the registration statement contains a correct reference to the Master Fund's registration number under the 1940 Act, the letter accompanying that filing incorrectly lists the Fund's registration number as 811-21768.

4.   Footnote one to the pricing table on the cover page of the Master Fund's registration statement states: "Estimated solely for purposes of calculating the registration fee. A portion of this fee has been previously paid." Expand the footnote to provide a fuller explanation of the handling of the fee, including when the prior amounts were paid and the filing associated with that payment.

5.   A note at the bottom of the cover of the Feeder Fund registration statement indicates that the Feeder Fund, as managing member of the AIP Absolute Return Fund LDC ("Offshore Fund"), has also

executed the registration statement. Please also disclose that the Board of Directors of the Feeder Fund executed the registration statement in its capacity as managing member of the Offshore Fund.

6.   Explain why the pricing table at the bottom of the cover page does not reflect the deduction of the sales load. Also, add foreign investors to the structural diagram.

7.   Confirm that the adviser may not recapture the $30,000 in organizational expenses.

Prospectus

8.   Disclosure captioned "Summary of Terms – Investment Program" states: "Investment Funds are typically not registered as investment companies under the 1940 Act." Although the underlined term suggests that some investment funds are registered, reconcile that statement with the view that hedge funds by definition are not registered under the 1940 Act or the Securities Act.

9.   Disclosure in the same paragraph states that: "In addition, by investing in a number of Investment Funds and spreading risks among them, the Master Fund seeks to achieve the desired capital appreciation with lower volatility than likely would be achieved by investing with most individual Investment Funds." Reconcile this suggestion of broadly diversified risk with the fact that the master fund is non-diversified and may invest 15% in any one underlining fund. Other disclosure in the paragraph states: "The Master Fund may seek to gain investment exposure to certain Investment Funds or to adjust market or risk exposure by entering into derivative transactions, such as total return swaps, options and futures." Explain in the response letter how use of derivatives gives the Fund exposure to Investment Funds.

10.   Later disclosure under this sub-caption states: "The Adviser generally seeks to invest substantially all of the Master Fund's assets in Investment Funds whose expected risk-adjusted returns are deemed attractive and likely to have limited correlations among each other or with fixed income or equity indices. The Adviser periodically reallocates the Master Fund's investments among Investment Funds in order to increase the Master Fund's expected risk-adjusted return." This disclosure and other statements regarding the spreading of risk reflect a substantial policy to mitigate risks. Explain to the staff whether the mitigation of risk is an objective of the Funds.

11.   A few paragraph later in the Feeder Fund prospectus it is said that: "The Adviser limits Master Fund investments in any one Investment Fund to less than 5% of an Investment Fund's outstanding voting securities." Explain to the staff whether the Fund follows this policy for purposes of its diversification policy or to avoid raising issues under §17 of the 1940 Act.

12.   The discussion captioned "Summary of Terms" states that the adviser intends to invest the Master Fund's assets primarily in Investment Funds that employ, among others, specialist credit strategies, i.e., strategies whereby such funds seek "to invest in and lend to credit sensitive issuers that are generally rated below investment grade." Add disclosure characterizing such securities as "junk".

13.   Disclosure sub-captioned "Potential Benefits of Investing in the Fund" states: "If the Fund has previously invested (through its indirect investment in the Master Fund) in an Investment Fund that has closed, an investor would nevertheless be able to invest indirectly in such Investment Fund by investing in the Fund." Explain how an investor would know that the Master Fund was invested in a closed hedge fund.

14.   Confirm that the tax opinion referred to in the third paragraph under this sub-caption has been or will be filed as an exhibit.

15.   Disclosure under the sub-caption "Offshore Fund" states that: "The Offshore Fund is organized as a LDC in the Cayman Islands." Define the underlined term.

16.   Disclosure sub-captioned "Shareholder Servicing Fee" indicates that the Master Fund charges a shareholder servicing fee. Since the Master Fund has only one shareholder, the Offshore Fund, explain

why it would charge this fee. Later in this paragraph it is said that: "In exchange for this fee, the Distributor or the Service Agent, as the case may be, will respond to Shareholder inquiries about the Master Fund, facilitate Master Fund communications with Shareholders . . ." Explain why the Offshore Fund or the Feeder Fund would make an inquiry regarding the Master Fund. May investors in the Feeder make an inquiry to the Master?

17.   Disclosure sub-captioned "Adviser Payments" discusses certain payment by the adviser out of its own funds to brokers, dealers and other financial intermediaries. Explain to the staff whether the payments cover sales to non-U.S. persons.

18.   The discussion captioned "Summary of Terms – Purchase of Shares" states that: "The minimum initial and additional investments may be reduced by the Fund with respect to certain individual investors or classes of investors . . ." Please confirm that any changes will be disclosed in the Fund's prospectus.

19.   The next paragraph states that: "All purchases are subject to the receipt of immediately available funds two business days prior to the applicable purchase date in the full amount of the purchase. The investor must also submit a completed application form ten business days before the applicable purchase date." Disclose what happens to an investment when an investor misses these dates.

20.   Add disclosure to the sub-caption "Repurchase of Shares By the Fund" which more fully explains the repurchase offer process, including how the Offshore Fund will make repurchase offers and how offers are made to non-U.S. investors.

21.   Disclosure captioned "Summary of Terms – Risk Factors" indicates that Investment Managers may invest in securities of non-U.S. issuers, including those located in emerging markets. This policy is referenced several times in the filing. If Chinese securities may be acquired by underlying fund investment managers, add disclosure responsive to the following:

> Do any of the Chinese companies in which the Fund invests have any dealings with or involve contacts with countries identified by the U.S. State Department as state sponsors of terrorism or countries subject to sanctions administered by the U.S. Treasury Department's Office of Financial Assets Control, such as Sudan, North Korea, Iran, Syria and Cuba? If so, please advise us of your view as to their materiality to the Fund and whether they pose a material investment risk to persons considering purchasing the Fund. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors but should include considerations of all factors, including the potential impact of corporate activities upon a company's reputation and share value and that a reasonable investor would deem important in making an investment decision

22.   The eleventh bullet discusses investments in unlisted closed-end funds. Provide a fuller discussion of this risk. The next bullet discusses borrowing. Revise the bullet to clearly identify the entity that will engage in the leverage transactions discussed in this bullet. A subsequent bullet makes reference to the risk of "investing in a non-diversified fund that may allocate an unlimited percentage of its assets to the securities of any one issuer." Reconcile this statement with the earlier statement regarding the Fund's policy of limiting or spreading the risks by investing broadly in many underlying funds. Revise the next bullet by including a clause similar to the underlined clause in the following excerpt: "and, therefore, the Fund and its shareholders will not be able to avail itself of 1940 Act protections." Revise a subsequent bullet by making the change indicated in the following excerpt: "investing in a fund whose investors will bear two three layers of asset-based fees . . ."

23.   Add disclosure to the risk discussion which discusses how non-U.S. persons will vote on Master Fund issues.

24.   Revise the introductory paragraph to the fee table to indicate that the table illustrates the fees of the Offshore Fund, as well as the Feeder and Master Fund's. Further, change the redemption fee line item

to indicate "not applicable" as oppose to "None." Generally, confirm that none of the Funds has leveraged through debt or preferred transactions. Confirm that costs associated with the Offshore Fund are included under either "Acquired Fund Fees and Expenses" or "Other Expenses." In light of General Instruction 10 to Form N-2, explain why sales loads are excluded in calculating the information in the example segment of the table.

25.   Disclosure captioned "Structure – Offshore Fund" states that: "The Offshore Fund has no independent investment discretion or other decision-making capabilities and <u>effectively</u> is controlled by the Fund's Board of Trustees." Explain to the staff the manner in which the board is able to control the Offshore Fund. The paragraph goes on to state that day-to-day management responsibilities of the Offshore Fund will be performed by officers and service providers of the Fund. Explain whether this is done pursuant to an agreement with the Offshore Fund.

26.   The substance of the following sentence is the subject of a risk factor earlier in the disclosure and should be deleted from this discussion: "However, because its management and operations will be controlled by the Fund, which is subject to regulation under the 1940 Act, the lack of direct regulation of the Offshore Fund under the 1940 Act is not expected to create additional risks to the Fund or Shareholders."

27.   Disclose the custodian for the Offshore Fund.

28.   The discussion captioned "Investment Program – Risk Management and Monitoring of Investments" indicates that: "The Master Fund may consider it appropriate . . . to utilize forward and futures contracts, options, swaps, other derivative instruments, short sales, margin, or leverage in the Master Fund's investment program." Disclose fully the instruments underlying these strategies and any attendant risk

29.   Disclosure captioned "Purchases of Shares" discusses the policies required by the U.S. Patriot Act. Add disclosure which indicates whether each Fund has designated an anti-money laundering compliance officer.

30.   Disclosure captioned "Repurchases and Transfers of Shares" discusses each Fund's policy regarding share repurchases. Confirm that these transactions will be conducted under Rule 13e-4 under the Securities Exchange Act of 1934. The previous prospectuses disclosed that repurchases where expected to commence during April 2007 for the period ending June 30, 2007. Will each Fund commence repurchases as previously contemplated? Add disclosure which clarifies that: i) the quarterly dates listed in the disclosure designate the end of the repurchase period, ii) the approximate date of the commencement of repurchase periods, iii) if applicable, that revocation rights will be extended commensurate with any extension of the repurchase period expiration date, and iv) that the procedure for making initial payments using promissory notes is consistent with customary practices regarding such payments.

31.   Disclosure later in this section states that: "Repurchases will be effective after receipt and acceptance by the Fund of <u>all</u> eligible written tenders of Shares from Shareholders." Clarify this disclosure. For example, how will each Fund know when it has received all eligible tenders?

32.   The caption "Plan of Distribution" contains a discussion of sales loads. This discussion should be presented in tabular format and included under to the caption "Purchases of Shares".

33.   The second paragraph under the caption "Investment Policies and Practices - Fundamental Policies" indicates that percentage restrictions apply at the time of investment. Revise this discussion to add an exception for borrowing transactions.

34.   Disclosure captioned "Management of the Fund – Code of Ethics" states that: "Rule 17j-1 and the Codes are designed to prevent unlawful practices in connection with the purchase or sale of securities by Access Persons, <u>including with respect to securities that may be purchased or held by the Fund</u>." With

respect to the underlined clause, revise the disclosure to indicate whether the referenced persons may acquire securities that may be purchased or held by a Fund.

Part C

35.   To the extent not currently included in Item 34 or elsewhere in the filing, add the following conditions previously set forth in the Fund's no-action letter issued July 10, 2006 [Alternative Investment Partners Absolute Return Fund STS and AIP Absolute Return Fund LDC, (available July 10, 2006)] to the undertakings set forth in the item:

- The Feeder Fund's assets will consist only of cash and securities issued by the Offshore Fund; the Offshore Fund's assets will consist only of cash and securities issued by the Master Fund,

- The securities issued by the Offshore Fund will be the only investment securities that are held by the Feeder Fund and, in turn, the securities issued by the Master Fund will be the only investment securities held by the Offshore Fund,

- The Offshore Fund's purchase of the Master Fund's securities will be made pursuant to an arrangement among the Feeder Fund, the Offshore Fund and the Master Fund, or its principal underwriter, whereby the Offshore Fund is required to seek instructions from the shareholders of the Feeder Fund and the Non-U.S. Investors, with regard to the voting of all proxies with respect to the Master Fund's securities that are held by the Offshore Fund and to vote such proxies only in accordance with such instructions, and

- The Feeder Fund's purchase of the Offshore Fund's securities will be made pursuant to an arrangement with the Offshore Fund, whereby the Feeder Fund will be required to seek instructions from its shareholders, with regard to the voting of all proxies with respect to the Offshore Fund's securities held by the Feeder Fund and to vote such proxies only in accordance with such instructions.

*   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendment.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In the event the Funds request acceleration of the effective date of the pending registration statements, they should furnish a letter, at the time of such request, acknowledging that the Fund is responsible for the adequacy and accuracy of the disclosure in the filing; should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

  Should you have any questions regarding this letter, please contact me at (202) 551-6976.

       Sincerely,

       Larry L. Greene
       Senior Counsel

Wednesday, March 28, 2007